[Letterhead of Cadwalader, Wickersham & Taft LLP]

                                 August 23, 2006

Ms. Sarah Kalin
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Synthetic Fixed-Income Securities, Inc. - Notice of
            Withdrawal of Filing of Pre-Effective Amendment to
            Registration Statement (File No. 333-131889)
            ---------------------------------------------------

Dear Ms. Kalin:

            We are acting as special counsel to Synthetic Fixed-Income Securities, Inc., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). On August 21, 2006, a post-effective amendment to the Registration Statement was inadvertently filed on EDGAR as a pre-effective amendment. The Registrant hereby withdraws such inadvertent filing of the pre-effective amendment.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6820.

                                    Very truly yours,



                                    /s/ Frank Polverino

                                    Frank Polverino